Cadence Pharmaceuticals, Inc.

12481 High Bluff Drive, Suite 200

San Diego, CA 92130

May 3, 2011

VIA EDGAR

Jeffrey P. Riedler

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Re:	Cadence Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed April 4, 2011

File No. 333-173295

Dear Mr. Riedler:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Cadence Pharmaceuticals, Inc. (the “Company”), respectfully requests that the effective date of the Registration Statement on Form S-3 be accelerated so that it will become effective at 12:00 p.m. Eastern Time on May 5, 2011, or as soon as practicable thereafter.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Latham & Watkins LLP, confirming this request. If you have any questions regarding the foregoing, please call Cheston J. Larson, Esq. at (858) 523-5435 or Victoria B. Geft at (858) 523-3912. Thank you in advance for your assistance.

Very truly yours,

CADENCE PHARMACEUTICALS, INC.

By:	/s/ William R. LaRue
Name:	William R. LaRue
Title:	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

cc:	Rose Zukin, Securities and Exchange Commission

Hazel M. Aker, Esq., Cadence Pharmaceuticals, Inc.

Robert G. Steenblik, Esq., Cadence Pharmaceuticals, Inc.

Cheston J. Larson, Esq., Latham & Watkins LLP